SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 8, 2016

1. DATE AND TIME: On June 8, 2016, at 10 a.m. 2. PLACE: the Company’s principal place of business located at Rua Eteno no 1,561, Complexo Petroquímico de Camaçari, CEP: 42.810-000, Municipality of Camaçari, State of Bahia. 3. CALL NOTICE: The Call Notice was published pursuant to article 124 of Law 6,404/76 (“Corporation Law”), in the Official Gazette of the State of Bahia and in the newspaper O Correio da Bahia, in editions of May 24, 25 and 26, 2016. 4. ATTENDANCE: Shareholders representing more than 97% of the Company’s voting capital, as shown by the signatures below and the signatures affixed to the "Shareholders’ Attendance Book”. The presence of shareholders representing more than 44% of the preferred shares was also registered, as per the signatures contained in the “Shareholders’ Attendance Book”. 5. PRESIDING BOARD: Chairman: Ana Patrícia Soares Nogueira and Secretary: Waldecy Bispo dos Santos, chosen pursuant to paragraph 3 of article 16 of the Bylaws. 6. AGENDA: The reading of the agenda was unanimously waived by the shareholders in attendance. 7. DELIBERATION: By a proposal made by the Chairman, the attending shareholders unanimously resolved to draw up the minutes referring to this Extraordinary General Meeting in the form of a summary, as well as to publish them without the signatures of the shareholders in attendance pursuant to article 130 of the Corporation Law. The matter established in the Agenda was put to discussion and voting and the following deliberation was taken by unanimous vote of the attendees: 7.1. Replacement of members of the Company’s Board of Directors: (a) to take knowledge of the resignation presented by the full Board Member Mrs. Marcela Aparecida Drehmer Andrade and by the alternate Board Members Mr. Luciano Dequech, Mauricio Roberto de Carvalho Ferro and Mônica Bahia Odebrecht, under the terms of the letters received on May 12, 2016, and by the full Board Member Mr. Antonio Aparecida de Oliveira, pursuant to the letter received on May 31, 2016, all filed at the Company’s principal place of business; (b) to consign votes of thanks and recognition to the resigning Board Members for their efforts and contribution to the Company; (c) to elect, to fulfill the vacancies and complete the remaining term of office in force, which will end at the Annual General Meeting that will examine the managers’ accounts for the fiscal year ending on December 31, 2017, Mr. JOÃO COX NETO, Brazilian citizen, married under the partial property ruling, economist, bearer of Identity Card RG No. 3.944.885, SSP/BA, enrolled in the Individual Taxpayer’s Register of

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 8, 2016

the Ministry of Finance (CPF/MF) under No. 239.577.781-15, resident and domiciled in São Paulo/SP, with business address at Rua Jacques Félix, 53 - Vila Nova Conceição, CEP 04.509-000 - São Paulo/SP, to be full member of the Company’s Board of Directors in replacement of the resigning member Sra. Marcela Aparecida Drehmer Andrade; Mr. FERNANDO REIS VIANNA FILHO, Brazilian citizen, married under the universal property ruling, lawyer, bearer of Identity Card RG No. 2108951, IFP/RJ and enrolled in the CPF/MF under No. 043.571.327-20,  resident and domiciled in the city of Rio de Janeiro, with address at Rua Deodato de Moraes, nº 76, conj. 301, Rio de Janeiro/RJ, CEP. 22.620-070, to be full member of the Company’s Board of Directors in replacement of the  resigning member Mr. Antonio Aparecida de Oliveira; Mrs. Helena da Costa Silveira Troper, Brazilian citizen, married under the separate property ruling, lawyer, bearer of Identity Card RG No. 28.972.393-0, SSP/SP, enrolled in the CPF/MF under No. 171.415.338-00, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, nº 120, 15º andar, Butantã, São Paulo/SP, CEP 05.501-050, as alternate member, in replacement of the resigning member Mrs. Mônica Bahia Odebrecht; Mr. ANDRÉ AMARO DA SILVEIRA, Brazilian citizen, married under the partial property ruling, civil engineer, bearer of Identity Card RG No. M-1.238-071 SSP/MG, enrolled in the CPF/MF under No. 520.609.346-72, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, nº 120, 15º andar, Butantã, São Paulo/SP, CEP 05.501-050, as alternate member, in replacement of the resigning member Mr. Mauricio Roberto de Carvalho Ferro; and Mr. MARCELO MANCINI STELLA, Brazilian citizen, married under the partial property ruling, production engineer, bearer of Identity Card RG No. 5.004.025-X SSP/SP, enrolled in the CPF/MF under No. 110.902.258-14, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, nº 120, 13º andar, Butantã, São Paulo/SP, CEP 05.501-050, as alternate member, in replacement of the resigning member Mr. Luciano Dequech. The Board Members hereby elected are invested in office on the date hereof and represent, for all legal effects, under the penalty of law, for the purposes of the provisions in article 37, item II, of Law 8,934 of November 18, 1994, as amended by article 4 of Law 10,194 of February 14, 2001, that they are not prevented from performing commercial activities or from managing mercantile companies, due to a criminal sentence, having also presented, in order to meet the

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 8, 2016

provisions of CVM Rulings 358, of January 3, 2002 and 367, of May 29, 2002, and Instrument of Agreement by the Managers with the rules included in the Level 1 Listing Regulation of BM&FBOVESPA S.A, written statements according to the terms of such Rulings, which were filed at the Company’s principal place of business. As a result of the resignation and election deliberated above, the Company’s Board of Directors shall be composed as follows: FULL MEMBERS: NEWTON SÉRGIO DE SOUZA – CHAIRMAN; ERNANI FILGUEIRAS DE CARVALHO – VICE-CHAIRMAN; JOÃO COX NETO; DANIEL BEZERRA VILLAR; LUIZ DE MENDONÇA; ALVARO FERNANDES DA CUNHA FILHO; ALFREDO LISBOA RIBEIRO TELLECHEA; ANTONIO BRITTO FILHO; EDSON CHIL NOBRE; JOÃO CARLOS TRIGO DE LOUREIRO and FERNANDO REIS VIANNA FILHO. RESPECTIVE ALTERNATES: ANDRÉ AMARO DA SILVEIRA; ARÃO DIAS TISSER; MAURO MOTTA FIGUEIRA; CARLA GOUVEIA BARRETTO; MARCELO MANCINI STELLA; TICIANA VAZ SAMPAIO MARIANETTI; Helena da Costa Silveira Troper; JOSÉ DE FREITAS MASCARENHAS; SERGIO BOTTINO; PAULO CEZAR FERNANDES DA SILVA and MARCUS VINICIUS DE OLIVEIRA MAGALHÃES. 8. ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by the Shareholders, who reached the quorum required for the validity of the deliberations that are the subject matter of this General Meeting, and by decision of the Shareholders, the extraction of the certificates needed by the Secretary of the Meeting was authorized.

Camaçari, June 8, 2016

PRESIDING BOARD

Ana Patrícia Soares Nogueira Chairman	Waldecy Bispo dos Santos Secretary

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 8, 2016

SHAREHOLDERS:

Odebrecht Serviços e Participações S/A

(by Ana Patrícia Soares Nogueira)

Odebrecht S/A

(by Ana Patrícia Soares Nogueira)

Petróleo Brasileiro S/A – Petrobras

(by Leonardo Delarue de Souza Lourenço)

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 8, 2016

EXHIBIT I

Final summary map of voting related to Extraordinary General Meeting

Resolution	In Favor	Against	Abstention
Drawing up of the minutes as a summary and publication without the signatures	438,761,575	0	0
Election of the members of the Board of Directors: As Per the Proposal of the Management	438,761,575	0	0

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2016
BRASKEM S.A.

By:	/s/ Pedro Van Langendonck Teixeiras de Freitas

	Name:	Pedro Van Langendonck Teixeiras de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.